Exhibit 99.1

NYSE, TSX: NTR	News Release

February 6, 2019

Nutrien Demonstrates Resilience in a Quarter Impacted by Weather Challenges; Expects Higher Earnings Again in 2019

Nutrien Ltd. (Nutrien) announced today its 2018 fourth-quarter results, with net earnings from continuing operations of $296 million1 ($0.482 per share). Fourth-quarter adjusted net earnings was $0.54 per share3 and adjusted EBITDA3,4 was $932 million. 2018 adjusted net earnings was $2.69 per share and adjusted EBITDA was $3.94 billion. For a description of adjusted net earnings and adjusted EBITDA, please see page 2 and 32.

“Nutrien delivered excellent operational and strategic results in 2018, and we see further opportunities for significant earnings growth and business improvement in 2019. We delivered a 32 percent increase in earnings, exceeded Merger synergy targets and received $5.3 billion in net proceeds from the sale of equity investments. We remain focused on prudent capital allocation, having already returned $2.8 billion to shareholders, while investing in our global retail network and maintaining a strong balance sheet. Our results this quarter demonstrate the resilience in our earnings and cash flow, given this was one of the wettest fall seasons in the US in over 100 years. For 2019, we expect strong crop input demand in the first half of the year due to the limited application window in the fall of 2018, a recent improvement in crop prices and higher corn acres in the US,” commented Chuck Magro, Nutrien’s President and CEO.

HIGHLIGHTS

•

2018 Annual Retail EBITDA[5] rose by 5 percent compared to the previous year, despite a condensed US fall application season, which resulted in fourth-quarter Retail EBITDA decreasing by 11 percent from the same period last year[6]. Customers representing more than 50 percent of North American Retail sales are using Nutrien Ag Solutions digital platform within 6 months of launch.

•

Potash EBITDA was 59 percent higher in the fourth quarter compared to the same period last year due to higher net selling prices, record fourth-quarter sales volumes and lower cost of goods sold per tonne. Potash adjusted EBITDA increased by 48 percent in 2018 compared to the previous year.

•

Nitrogen EBITDA was up 63 percent in the fourth quarter compared to the same period last year due mainly to higher prices across all products. Nitrogen EBITDA increased by 43 percent in 2018 compared to the previous year.

•	Free cash flow[3] was $2.0 billion in 2018, representing a 53 percent increase over 2017.

•

Nutrien increased the maximum number of shares that may be acquired under its normal course issuer bid (NCIB) to approximately 8 percent of outstanding shares. Nutrien has been active on the share repurchase program, repurchasing an aggregate of 42 million shares under the NCIB that expires February 22, 2019.

•

Nutrien closed on the sale of its Sociedad Química y Minera de Chile S.A. (SQM) series A shares in December of 2018. Net proceeds received from the required sale of all equity investments totaled $5.3 billion in 2018, above previous expectations.

•	Nutrien achieved $521 million in annual run-rate synergies as at December 31, 2018 and is expected to achieve the annual run-rate synergy target of $600 million by the end of 2019.

•	Nutrien full-year 2019 adjusted net earnings per share and adjusted EBITDA guidance is $2.80 to $3.20 per share and $4.4 to $4.9 billion, respectively.

ADJUSTED NET EARNINGS RECONCILIATION

	Three Months Ended December 31, 2018			Twelve Months Ended December 31, 2018

(millions of US dollars except per share amounts)	Increases (Decreases)	Post-tax	Per share	Increases (Decreases)	Post-tax	Per share
Net earnings (loss) from continuing operations		296	0.48		(31)	(0.05)
Adjustments:
Purchase price allocation	65	47	0.08	211	161	0.26
Impairment of property, plant and equipment	—	—	—	1,809	1,320	2.11
Merger and related costs	27	20	0.03	170	130	0.21
Share-based compensation	(33)	(24)	(0.04)	116	89	0.14
Defined Benefit Plans Curtailment Gain	(6)	(4)	(0.01)	(157)	(120)	(0.19)
Dividend income of SQM and APC	—	—	—	156	130	0.21
Adjusted net earnings		335	0.54		1,679	2.69

MARKET OUTLOOK

Agriculture and Retail

•

US corn and soybean cash prices at the start of 2019 are up $0.60 per bushel and $1.15 per bushel respectively from mid-September 2018 levels, as demand has improved and post-harvest pressure has eased. However, record 2018 yields and the negative impact of the US-China trade dispute continue to weigh on futures prices.

•

The US Department of Agriculture (USDA) projects global grain inventories will decline in the 2018/19 marketing year and US corn stocks-to-use ratio will drop to the lowest level since 2013/14. We believe lower global grain stocks combined with recent widespread dry weather across Brazil has increased the supply risk potential in 2019.

•

The US received more precipitation in the fourth quarter of 2018 than any other fourth quarter in recent history, which severely limited the fall application season. We expect this will result in strong demand this spring for crop nutrients and pre-plant herbicides.

•

The introduction of 25 percent tariffs on imports of $200 billion worth of Chinese goods, including many crop protection products, active ingredients and fertilizers has been delayed until at least March 2019. While this remains a source of uncertainty we have been actively taking measures to reduce the potential impact should tariffs increase.

•	We anticipate a strong North American seed market in 2019, supported by increased US corn and cotton acreage and relatively steady canola acreage in Western Canada.

•

Depending on weather conditions in the first half of the 2019, growers may face a compressed season due to the relatively high proportion of pre-plant applications that we expect to occur in the spring. A compressed season tends to support demand for custom application services.

Potash

•

We estimate that global potash deliveries reached a record 66.5 million tonnes in 2018. We project 2019 deliveries will be between 67 and 69 million tonnes, supported by steady consumption growth and relatively low inventories in key markets to begin 2019, particularly in Brazil and China.

•	Production from new projects ramped up slower than anticipated in 2018 and we expect further delays, which combined with announced permanent mine closures will limit global supply increases in 2019.

•

Canpotex Limited[7] (Canpotex) has reported that it is fully committed until April 2019, and several other suppliers have reported they are fully committed through much of the first quarter of 2019, indicating a continuation of the tight supply and demand fundamentals that prevailed through 2018.

•

North American fall applications were lower than expected resulting in higher retail inventories to begin 2019. However, assuming normal spring weather conditions we expect strong potash consumption in the first half of 2019, as growers look to replenish the soil after elevated potash removal in 2018.

Nitrogen

•	Nitrogen prices were under pressure at the start of 2019 due to seasonally slow demand, which was amplified by a weak fall application season in the US.

•

Export supply also increased seasonally in late 2018, particularly Chinese urea exports. China exported more than half of the 2018 total of 2.4 million tonnes in the fourth quarter. Furthermore, ammonia supplies in the Black Sea region and European UAN production increased in the fourth quarter of 2018.

•

The outlook for 2019 remains firm as we expect strong global demand to re-emerge in the first half of 2019. In the US, we expect the strongest fertilizer-year nitrogen demand since 2012/13 and applications will be weighted heavily toward the spring. Indian urea imports have been strong over the past couple of months and relatively low inventories should support import demand in the first half of 2019. Increased safrinha corn area is expected to support Brazilian demand.

•

The pace of new capacity additions is expected to slow in 2019, particularly for urea and UAN. We expect that nitrogen demand growth will exceed capacity additions, supporting increased capacity utilization rates. There is also uncertainty about Iranian exports as a result of US sanctions and we expect that Chinese urea exports will remain between two and three million tonnes.

Phosphate

•	International prices for sulfur and ammonia fell during the fourth quarter and contributed to pressure on global phosphate prices in late 2018.

•

Global export supplies of dry phosphates increased in late 2018 and demand slowed, which contributed to additional pressure on prices, but we expect that demand will increase seasonally throughout the first quarter of 2019. Prices for liquid fertilizers and purified acids have remained firm.

FINANCIAL OUTLOOK AND GUIDANCE

Based on the market factors detailed above, we are issuing 2019 adjusted net earnings guidance of $2.80 to $3.20 per share and adjusted EBITDA guidance of $4.4 to $4.9 billion.

Our guidance incorporates the impact of the IFRS 16 - Leases standard which we expect to increase adjusted EBITDA by approximately $225 million, with the largest impact in Nitrogen and Retail. In addition, we anticipate the implementation of this standard could increase finance costs by approximately $30 million.

Potash sales volumes are expected to range between 13.0 to 13.4 million tonnes and Potash EBITDA between $1.8 to $2.0 billion. Retail EBITDA is expected to range between $1.3 to $1.4 billion.

Nitrogen sales volumes are forecast between 10.6 to 11.0 million tonnes and Nitrogen EBITDA between $1.3 to $1.5 billion. In 2019, ammonium sulfate will be reclassified to the Nitrogen segment, resulting in an approximately $50 million increase in Nitrogen EBITDA.

Phosphate EBITDA is expected between $0.2 to $0.3 billion with the reclassification of ammonium sulfate.

Depreciation and amortization is expected to range from $1.8 to $1.9 billion including the impact of higher depreciation from the IFRS 16 - Leases standard (approximately $200 million) and from the fair valuing of Agrium’s assets (approximately $350 million).

We anticipate an effective tax rate of 24 to 26 percent, which is up slightly compared to the 2018 rate excluding the New Brunswick impairment, due to announced changes from some foreign tax authorities, most notably in the US.

Excluded from adjusted net earnings per share and adjusted EBITDA are integration and synergy costs ($50 to $75 million) and share-based compensation. The impact of the incremental depreciation and amortization resulting from the fair valuing of Agrium’s assets is no longer excluded from guidance.

All annual guidance numbers, including those noted above, are outlined in the table below:

2019 Guidance Ranges (Annual Guidance, except where noted)	Low	High
Adjusted net earnings per share [8]	$2.80	$3.20
Adjusted EBITDA (billions) [8]	$4.4	$4.9
Retail EBITDA (billions)	$1.3	$1.4
Potash EBITDA (billions)	$1.8	$2.0
Nitrogen EBITDA (billions)	$1.3	$1.5
Phosphate EBITDA (billions)	$0.2	$0.3
Potash sales tonnes (millions) (a)	13.0	13.4
Nitrogen sales tonnes (millions) (a)	10.6	11.0
Depreciation and amortization (billions)	$1.8	$1.9
Integration and synergy costs (millions)	$50	$75
Effective tax rate on continuing operations	24%	26%
Sustaining capital expenditures (billions)	$1.0	$1.1

2019 Annual Assumptions & Sensitivities
FX rate CAD to USD		1.32
NYMEX natural gas ($US/MMBtu)		$2.85
$1/MMBtu increase in NYMEX ($/share)		($0.20)
$20/tonne change in realized Potash selling prices ($/share)		$0.26
$20/tonne change in realized Ammonia selling prices ($/share)		$0.05
$20/tonne change in realized Urea selling prices ($/share)		$0.08

(a)	Potash and nitrogen sales tonnes include manufactured product only. Nitrogen sales tonnes exclude ESN® and Rainbow products.

FOURTH-QUARTER RESULTS

The comparative figures throughout this release are the historical combined results of legacy Potash Corporation of Saskatchewan Inc. (PotashCorp) and Agrium Inc. (Agrium) for the three and twelve months ended December 31, 2017 and are considered to be non-IFRS measures. For International Financial Reporting Standards (IFRS) purposes, the comparative amounts are the results of PotashCorp, which is the accounting acquirer. Compared to the IFRS figures, period over period changes are primarily the result of the merger involving Agrium and PotashCorp. Refer to the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Consolidated

	Three months ended December 31

(millions of US dollars)	2018 Actual	2017 Combined	Change
Sales	3,762	3,498	264
Freight, transportation and distribution	(189)	(200)	11
Cost of goods sold	(2,314)	(2,569)	255
Gross margin	1,259	729	530
Expenses	(713)	(829)	116
Net earnings (loss) from continuing operations	296	(93)	389
EBITDA	944	210	734
Adjusted EBITDA	932	623	309

Nutrien’s fourth-quarter net earnings from continuing operations totaled $296 million, up from the $93 million loss in the fourth quarter of 2017. This year’s quarter was supported by strong operational results, higher total crop nutrient sales volumes and prices, as well as, the continued benefit of synergy realization. Total gross margin improved 25 percent, excluding the impact of a $276 million non-cash impairment in the fourth quarter of 2017 related to our Phosphate and Sulfate segment. Earnings this quarter were impacted by an extremely wet and cold fall season in the US which limited crop nutrient and crop protection application. Depreciation and amortization expense increased by $88 million this quarter, in part due to the merger-related purchase price allocation (PPA) impact.

The IFRS comparative figures for PotashCorp are detailed in the financial report of Nutrien for the fourth quarter of 2018 which is included in this News Release. The Company’s annual audited financial statements and management’s discussion and analysis for 2018 will be made available under Nutrien’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov in February 2019.

Retail

	Three months ended December 31

(millions of US dollars)	2018 Actual	2017 Combined	Change
Sales	2,054	2,089	(35)
Cost of goods sold	(1,392)	(1,394)	2
Gross margin	662	695	(33)
EBIT[9]	82	167	(85)
EBITDA	214	241	(27)
Selling and general and administrative expenses	(598)	(543)	(55)

•

EBITDA – Retail EBITDA in the fourth quarter was 11 percent lower than the same quarter in 2017, impacted by a shortened US fall application season. Sales of crop protection, crop nutrients and associated application services sales were most notably affected, however, higher crop nutrient prices helped partly offset the effects of the postponed applications. Total gross margin percentage was 32 percent, similar to the same period in 2017.

•

Selling and general and administrative expenses (S&GA) – Retail S&GA expenses were 10 percent higher this quarter compared to the same period last year, primarily due to higher depreciation and amortization expense related to PPA and a higher employee headcount due to acquisitions in 2018. Excluding the impact of non-cash PPA, S&GA as a percent of revenue was flat compared to the same period last year.

	Three months ended December 31
(millions of US dollars, except where noted)	Sales			Gross margin			Gross margin (%)
	2018	2017	Change	2018	2017	Change	2018	2017
Crop nutrients	917	890	27	184	168	16	20	19
Crop protection products	644	712	(68)	270	327	(57)	42	46
Seed	103	107	(4)	56	51	5	54	48
Merchandise	179	187	(8)	27	28	(1)	15	15
Services and other	211	193	18	125	121	4	59	63

•

Crop nutrients – Sales in the fourth quarter were 3 percent higher than in the same period last year, as strong fertilizer prices more than offset 10 percent lower sales volumes resulting from a shortened fall application window in the US. Gross margin increased 10 percent from the fourth quarter of 2017 primarily because of higher selling prices.

•

Crop protection products – Sales in the quarter were 10 percent lower compared to the same period in 2017, as adverse US weather impacted fall herbicide application. Gross margin percentage decreased in the quarter as a compressed season led to higher competition as suppliers looked to move inventory.

•

Seed – Fourth-quarter sales were mostly stable, compared to the fourth quarter of 2017 as lower winter wheat sales in the US were mostly offset by higher demand in Australia. The sales mix change resulted in higher gross margin percentage.

•	Merchandise – Sales were down 4 percent from the same period in 2017 as adverse US weather delayed field work.

•

Services and other – Fourth-quarter sales were up 9 percent compared to the same period in 2017 as strong livestock-related service demand in Australia more than offset lower crop protection and crop nutrient application services in the US. The sales mix change resulted in lower gross margin percentage.

Potash

	Three months ended December 31

(millions of US dollars)	2018 Actual	2017 Combined	Change
Net sales[4]	637	463	174
Cost of goods sold	(271)	(259)	(12)
Gross margin	366	204	162
EBIT	302	168	134
EBITDA	394	248	146
Provincial mining taxes	(56)	(29)	(27)

•

EBITDA – Potash EBITDA was up 59 percent from the fourth quarter in 2017 due to a combination of record fourth-quarter sales volumes, higher net selling prices and a lower cost of goods sold per tonne.

	Three months ended December 31
	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
North America	731	896	(165)
Offshore	2,126	1,631	495
Total	2,857	2,527	330
Net selling price ($/tonne)
North America	242	207	35
Offshore	216	168	48
Average	223	182	41
Cost of goods sold ($/tonne)	(95)	(101)	6
Gross margin ($/tonne)	128	81	47
Depreciation and amortization ($/tonne)	32	32	—
Gross margin excluding depreciation and amortization ($/tonne)[4]	160	113	47

•

Volumes – Total potash sales volumes were up 13 percent compared to the same period in 2017 due to strong demand in offshore markets. Canpotex sales were predominately made to Latin America (33 percent), Other Asian markets (28 percent) and China and India (17 percent and 14 percent, respectively). North American sales were lower compared to the fourth quarter of 2017 due to adverse weather that postponed fall application.

•

Price – The weighted average realized selling price was 23 percent higher in the quarter compared to the fourth quarter last year due to strong global demand and tight supply. Offshore realized selling prices increased by 29 percent and North America realized selling prices increased by 17 percent, compared to the fourth quarter of 2017.

•

Costs – Cost of goods sold per tonne was 6 percent lower compared to the fourth quarter of 2017 due to realized synergies and mine optimization. Cash cost of product manufactured[3] was $67 per tonne in the fourth quarter and $60 per tonne in 2018.

Nitrogen

	Three months ended December 31

(millions of US dollars)	2018 Actual	2017 Combined	Change
Net sales	719	617	102
Cost of goods sold	(503)	(501)	(2)
Gross margin	216	116	100
EBIT	205	108	97
EBITDA	309	189	120

•

EBITDA – Total nitrogen EBITDA increased 63 percent from the fourth quarter of 2017 as a result of higher net selling prices, higher sales volumes and a lower cost of goods sold per tonne excluding depreciation and amortization.

	Three months ended December 31

	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
Ammonia	808	801	7
Urea	687	583	104
Solutions and nitrates	939	986	(47)
Total	2,434	2,370	64
Net selling price ($/tonne)
Ammonia	290	256	34
Urea	337	272	65
Solutions and nitrates	169	151	18
Average	257	217	40
Cost of goods sold ($/tonne)	(175)	(174)	(1)
Gross margin ($/tonne)	82	43	39
Depreciation and amortization ($/tonne)	43	34	9
Gross margin excluding depreciation and amortization ($/tonne)	125	77	48

•	Volumes – Total nitrogen sales volumes increased 3 percent due to improved production operating rates and stable fall ammonia application in Canada.

•

Price – The average combined net selling price of nitrogen in the fourth quarter was up 18 percent due to tight global supply and higher global feedstock costs. Urea and ammonia net selling prices were up 13 percent and 24 percent respectively, while solutions and nitrates were up 12 percent.

•

Costs – Cost of goods sold per tonne of nitrogen this quarter was in line with the same period last year as synergy realizations and higher production volumes offset the effect of higher depreciation and amortization resulting from PPA. Urea controllable cash cost of product manufactured was $76 per tonne[3,10] in the fourth quarter and $72 per tonne in 2018.

Overall gas costs were slightly lower than the fourth quarter of last year, despite an increase in NYMEX gas prices. This was due to lower AECO prices and the lower realized derivative impact in the fourth quarter of 2018 versus 2017.

	Three months ended December 31

(US dollars per MMBtu)	2018 Actual	2017 Combined	Change
Overall gas cost excluding realized derivative impact	2.87	2.58	0.29
Realized derivative impact	0.14	0.48	(0.34)
Overall gas cost	3.01	3.06	(0.05)
Average NYMEX	3.64	2.93	0.71
Average AECO	1.45	1.54	(0.09)

Phosphate and Sulfate

	Three months ended December 31

(millions of US dollars)	2018 Actual	2017 Combined	Change
Net sales	432	345	87
Cost of goods sold	(411)	(633)	222
Gross margin	21	(288)	309
EBIT	8	(290)	298
EBITDA	65	(231)	296

•

EBITDA – Total phosphate and sulfate EBITDA increased from the fourth quarter of 2017 due to higher realized prices, higher operating rates and a $276 million asset impairment in the comparable period of 2017.

	Three months ended December 31

	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
Fertilizer	601	629	(28)
Industrial and feed	207	205	2
Ammonium sulfate	77	61	16
Total	885	895	(10)
Net selling price ($/tonne)
Fertilizer	423	348	75
Industrial and feed	513	485	28
Ammonium sulfate	267	236	31
Average	431	372	59
Cost of goods sold ($/tonne)	(406)	(694)	288
Gross margin ($/tonne)	25	(322)	347
Depreciation and amortization ($/tonne)	65	66	(1)
Gross margin excluding depreciation and amortization ($/tonne)	90	(256)	346

•

Volumes – Total phosphate and sulfate sales volumes in the quarter were similar to that of the fourth quarter in 2017, as higher ammonium sulfate sales mostly offset lower dry phosphate fertilizer sales caused by the shortened application season in the US.

•

Price – Net selling prices were up 16 percent in the quarter, supported by higher sulfur and ammonia input costs and a tighter global supply and demand environment through the period compared to the fourth quarter of 2017.

•

Costs – Cost of goods sold per tonne of phosphate was down significantly compared to the same quarter in 2017 as the impact of higher sulfur and ammonia input costs were more than offset by last year’s $276 million non-cash impairment.

Others

	Three months ended December 31

(millions of US dollars)	2018 Actual	2017 Combined	Change
General and administrative expenses	(43)	(123)	80
Other expenses	(8)	(137)	129
Finance costs	(144)	(136)	(8)
Income tax (expense) recovery	(106)	143	(249)

•	General and administrative expenses – The decrease in general and administrative expenses was primarily due to lower share-based compensation costs in the fourth quarter of 2018.

•	Other expenses – The decrease in other expenses is primarily due to higher Merger related costs in the fourth quarter of 2017.

•

Tax – The company had earnings before income taxes for the three months ended December 31, 2018 compared to a loss before income taxes for the same period in 2017. As a result, income tax expense increased for the three months ended December 31, 2018 as compared to the same period last year.

SYNERGIES

Synergy Program Commitments

Category	December 31, 2019 Synergy Annual Run Rate – Initial Target	December 31, 2019 Synergy Annual Run Rate – New Target	Synergy Annual Run Rate Achieved to December 31, 2018
Distribution and retail integration/optimization	~$150 million	~$150 million	$119 million
Production optimization	~$125 million	~$200 million	$152 million
S&GA and other optimization[11]	~$125 million	~$150 million	$173 million
Procurement	~$100 million	~$100 million	$77 million
Total	$500 million	$600 million	$521 million

•

Nutrien has achieved synergies ahead of schedule, capturing $521 million in annual run-rate synergies as at December 31, 2018. We expect to achieve $600 million in annual run-rate synergies by the end of 2019.

Notes

1. All amounts are stated in US dollars.

2. All references to per-share amounts pertain to diluted net earnings (loss) per share.

3. This is a non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

4. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization and adjusted for merger-related costs, share-based compensation, impairment loss and curtailment gain. This is a Non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

5. Earnings before interest, taxes, depreciation, and amortization (EBITDA) is calculated as net (loss) earnings from continuing operations before finance costs, income taxes, depreciation and amortization. This is a non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

6. The comparative figures throughout this release are the historical combined results of legacy PotashCorp and Agrium for the three and twelve months ended December 31, 2017 and are considered to be non-IFRS measures. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

7. Canpotex is the offshore marketing company for Nutrien and one other Saskatchewan potash producer.

8. Certain of the forward-looking financial measures are provided on a Non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value, which may be inherently difficult to determine without unreasonable effort.

9. Earnings before interest and taxes (EBIT) is calculated as net (loss) earnings from continuing operations before finance costs and income taxes.

10. Urea controllable cash cost of product manufactured excludes natural gas costs and steam. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

11. Other includes synergies related to administrative functions which may not appear in selling expenses and/or general and administrative expenses in the financial statements.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate and sulfate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders. For further information visit us at www.nutrien.com.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this news release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2019 annual guidance, including expectations regarding our adjusted net earnings per share and EBITDA (both adjusted consolidated and by segment); expectations regarding the on-going sale of equity interests, including, the proceeds to be realized in connection therewith; capital spending expectations for 2019 and beyond; expectations regarding performance of our business segments in 2019 and in the future; our market outlook for 2019, including potash, nitrogen and phosphate and sulfate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions and divestitures; and the expected synergies associated with the merger of Agrium and PotashCorp, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of its already completed (including the merger of Agrium and PotashCorp) and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2019 and in the future (including as outlined under “Market Outlook”); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; ability to maintain investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; the failure to successfully integrate and realize the expected synergies associated with the merger of Agrium and PotashCorp, including within the expected timeframe; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Agrium, PotashCorp and Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States, including those disclosed in Nutrien’s business acquisition report dated February 20, 2018, related to the merger of Agrium and PotashCorp.

The purpose of our expected adjusted net earnings per share, consolidated adjusted EBITDA and EBITDA by segment guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

Nutrien will host a Conference Call on Thursday, February 7, 2019 at 10:00 am Eastern Time.

Telephone Conference: Dial-in numbers:

•	From Canada and the US 1-877-702-9274
•	International 1-647-689-5529
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast:                              Visit https://www.nutrien.com/investors/events/2018-q4-earnings-conference-call

Nutrien Ltd.

Condensed Consolidated Statements of Earnings (Loss)

(in millions of US dollars except as otherwise noted)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Note 9)		(Note 9)
Sales (Note 3)	$3,762	$1,081	$19,636	$4,547
Freight, transportation and distribution	(189)	(116)	(864)	(537)
Cost of goods sold	(2,314)	(1,037)	(13,380)	(3,316)
Gross Margin	1,259	(72)	5,392	694
Selling expenses	(579)	(5)	(2,337)	(29)
General and administrative expenses	(78)	(55)	(539)	(185)
Provincial mining and other taxes	(58)	(25)	(250)	(146)
Impairment of property, plant and equipment (Note 3)	—	—	(1,809)	—
Other income (expenses) (Note 4)	2	(58)	(43)	(125)
Earnings (Loss) before Finance Costs and Income Taxes	546	(215)	414	209
Finance costs	(144)	(58)	(538)	(238)
Earnings (Loss) before Income Taxes	402	(273)	(124)	(29)
Income tax (expense) recovery (Note 5)	(106)	153	93	183
Net Earnings (Loss) from Continuing Operations	296	(120)	(31)	154
Net earnings from discontinued operations (Note 6)	2,906	44	3,604	173
Net Earnings (Loss)	$3,202	$(76)	$3,573	$327

Net Earnings (Loss) per Share from Continuing Operations
Basic	$0.48	$(0.14)	$(0.05)	$0.18
Diluted	$0.48	$(0.14)	$(0.05)	$0.18

Net Earnings (Loss) per Share from Continuing and Discontinued Operations
Basic	$5.23	$(0.09)	$5.72	$0.39
Diluted	$5.22	$(0.09)	$5.72	$0.39

Dividends Declared per Share	$0.86	$0.10	$2.06	$0.40

Weighted Average Shares Outstanding (Note 8)
Basic	612,151,000	840,203,000	624,900,000	840,079,000
Diluted	612,947,000	840,606,000	624,900,000	840,316,000

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in millions of US dollars)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
(Net of related income taxes)		(Note 9)		(Note 9)

Net Earnings (Loss)	$3,202	$(76)	$3,573	$327
Other Comprehensive (Loss) Income
Items that will not be reclassified to net earnings (loss):
Net actuarial (loss) gain on defined benefit plans	(2)	46	54	46
Net fair value (loss) gain on investments [1]	(20)	(98)	(99)	30
Items that have been or may be subsequently reclassified to net earnings (loss):
Loss on currency translation of net foreign operations	(103)	—	(249)	—
Other	(3)	(2)	(8)	20
Other Comprehensive (Loss) Income	(128)	(54)	(302)	96
Comprehensive Income (Loss)	$3,074	$ (130)	$3,271	$423

[1]

As at December 31, 2018 and 2017, financial instruments measured at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Limited and other. The Company’s investment in Israel Chemicals Ltd. (“ICL”) was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statements of Cash Flows

(in millions of US dollars)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017

Operating Activities
Net earnings (loss)	$3,202	$(76)	$3,573	$327
Adjustments to reconcile net earnings (loss) to cash provided by operating activities (Note 7)	(2,478)	294	(383)	826
Changes in non-cash operating working capital (Note 7)	1,244	163	(1,138)	72
Cash provided by operating activities	1,968	381	2,052	1,225

Investing Activities
Cash acquired in Merger (Note 2)	—	—	466	—
Business acquisitions, net of cash acquired	(48)	—	(433)	—
Additions to property, plant and equipment	(492)	(220)	(1,405)	(651)
Proceeds from disposal of discontinued operations, net of tax (Note 6)	3,561	—	5,394	—
Purchase of investments	(12)	—	(135)	—
Other	(25)	—	—	(1)
Cash provided by (used in) investing activities	2,984	(220)	3,887	(652)

Financing Activities
Finance costs on long-term debt	—	—	(21)	(1)
(Repayment of) proceeds from short-term debt	(4,141)	440	(927)	341
Repayment of long-term debt	(4)	(500)	(12)	(500)
Dividends paid	(244)	(82)	(952)	(330)
Repurchase of common shares	(137)	—	(1,800)	—
Issuance of common shares	—	—	7	1
Cash used in financing activities	(4,526)	(142)	(3,705)	(489)
Effect of exchange rate changes on cash and cash equivalents	(14)	—	(36)	—
Increase in Cash and Cash Equivalents	412	19	2,198	84
Cash and Cash Equivalents, Beginning of Period	1,902	97	116	32
Cash and Cash Equivalents, End of Period	$2,314	$116	$2,314	$116

Cash and cash equivalents comprised of:
Cash	$1,506	$14	$1,506	$14
Short-term investments	808	102	808	102
	$2,314	$116	$2,314	$116

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(in millions of US dollars)

(unaudited)

			Accumulated Other Comprehensive Income (Loss) (“AOCI”)
	Share Capital	Contributed Surplus	Net fair value loss on investments [1,2]	Net actuarial gain on defined benefit plans [3]	Loss on currency translation of net foreign operations	Other	Total AOCI (Note 9)	Retained Earnings	Total Equity

Balance – December 31, 2017	$1,806	$230	$73	$—	$(2)	$(46)	$25	$6,242	$8,303
Merger impact (Note 2)	15,898	7	—	—	—	—	—	(1)	15,904
Net earnings	—	—	—	—	—	—	—	3,573	3,573
Other comprehensive (loss) income	—	—	(99)	54	(249)	(8)	(302)	—	(302)
Shares repurchased (Note 8)	(998)	(23)	—	—	—	—	—	(831)	(1,852)
Dividends declared	—	—	—	—	—	—	—	(1,273)	(1,273)
Effect of share-based compensation including issuance of common shares	34	17	—	—	—	—	—	—	51
Transfer of net actuarial gain on defined benefit plans	—	—	—	(54)	—	—	(54)	54	—
Transfer of net loss on sale of investment	—	—	19	—	—	—	19	(19)	—
Transfer of net loss on cash flow hedges	—	—	—	—	—	21	21	—	21
Balance – December 31, 2018	$16,740	$231	$(7)	$—	$(251)	$(33)	$(291)	$7,745	$24,425

[1]	The Company adopted IFRS 9 “Financial Instruments” in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.
[2]

The Company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings in 2018. The cumulative net unrealized gain at December 31, 2017 was $4.

[3]	Any amounts incurred during a period are closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Balance Sheets

(in millions of US dollars except share amounts)

(unaudited)

	December 31	December 31
	2018	2017
As at	(Note 2)	(Note 9)

Assets
Current assets
Cash and cash equivalents	$2,314	$116
Receivables	3,342	489
Inventories	4,917	788
Prepaid expenses and other current assets	1,089	72
	11,662	1,465
Assets held for sale (Note 6)	—	1,858
	11,662	3,323
Non-current assets
Property, plant and equipment	18,796	12,971
Goodwill (Note 2)	11,431	97
Other intangible assets	2,210	69
Investments	878	292
Other assets	525	246
Total Assets	$45,502	$16,998

Liabilities
Current liabilities
Short-term debt	$629	$730
Current portion of long-term debt	1,003	—
Payables and accrued charges	6,703	836
	8,335	1,566
Deferred income tax liabilities on assets held for sale (Note 6)	—	36
	8,335	1,602
Non-current liabilities
Long-term debt	7,591	3,711
Deferred income tax liabilities	2,907	2,205
Pension and other post-retirement benefit liabilities	395	440
Asset retirement obligations and accrued environmental costs	1,673	651
Other non-current liabilities	176	86
Total Liabilities	21,077	8,695

Shareholders’ Equity
Share capital (Note 8)	16,740	1,806
Unlimited authorization of common shares without par value; issued and outstanding 608,535,477 and 840,223,041 at December 31, 2018 and December 31, 2017, respectively
Contributed surplus	231	230
Accumulated other comprehensive (loss) income	(291)	25
Retained earnings	7,745	6,242
Total Shareholders’ Equity	24,425	8,303
Total Liabilities and Shareholders’ Equity	$45,502	$16,998

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

1. Significant Accounting Policies

On January 1, 2018, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) combined their businesses in a transaction by way of a plan of arrangement (the “Merger”) by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or “the Company” except to the extent the context otherwise requires). Nutrien is the world’s largest provider of crop inputs and services.

The Company’s accounting policies are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are consistent with those used in the preparation of Nutrien’s first quarter 2018 unaudited condensed consolidated financial statements (“first quarter financial statements”). PotashCorp is the acquirer for accounting purposes, and as a result, figures and related notes for 2017 and prior reflect the historical operations of PotashCorp. The financial statements and related notes of Nutrien in 2018 and beyond reflect the consolidated operations of Nutrien.

These unaudited condensed consolidated financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the Company’s first quarter financial statements. The Company’s annual consolidated financial statements for 2018 will include additional information under IFRS in its Annual Report in February 2019.

In management’s opinion, the unaudited condensed consolidated financial statements include all adjustments necessary to present fairly such information.

2. Business Combinations

As described in Note 1, PotashCorp and Agrium combined their businesses in a merger of equals. Further information relating to the merger of equals was previously described in Note 2 of the Company’s first quarter financial statements.

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

The final fair value that was allocated to Agrium’s assets and liabilities based upon fair values is as follows:

	Preliminary fair value [1]	Adjustments [2]	Final fair value
Cash and cash equivalents	$466	$—	$466
Receivables	2,422	178	2,600
Inventories	3,303	—	3,303
Prepaid expenses and other current assets	1,124	—	1,124
Assets held for sale	95	—	95
Property, plant and equipment	7,459	—	7,459
Goodwill	10,961	224	11,185
Other intangible assets	2,348	—	2,348
Investments	528	—	528
Other assets	198	—	198
Total Assets	28,904	402	29,306

Short-term debt	$867	$—	$867
Payables and accrued charges	5,239	—	5,239
Long-term debt	4,941	—	4,941
Deferred income tax liabilities	532	402	934
Pension and other post-retirement benefits liabilities	142	—	142
Asset retirement obligations and accrued environmental costs	1,094	—	1,094
Other non-current liabilities	79	—	79
Total Liabilities	12,894	402	13,296
Net assets (consideration for the Merger)	$16,010	$—	$16,010

[1]	As previously reported in the Company’s third quarter 2018 unaudited condensed consolidated financial statements.
[2]

The Company recorded the final adjustments to the preliminary fair value in the fourth quarter of 2018 to reflect facts and circumstances in existence as of the date of acquisition. These adjustments were primarily related to recording certain components of the tax impact of the fair value adjustments. All measurement period adjustments were offset against goodwill.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

2. Business Combinations (continued)

Retail Acquisitions

During the year, the Retail segment acquired 53 farm centers in North America and Australia and companies operating within the digital agriculture, proprietary products, and agricultural services business. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, increased customer base and workforce, continued growth in the digital agricultural field and synergies between Nutrien and the acquired businesses.

The values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

December 31, 2018
Working capital	$116
Property, plant and equipment	107
Goodwill [1]	197
Other intangible assets	8
Other non-current assets	14
Other non-current liabilities	(9)
Total consideration	$433

[1]	Goodwill was calculated as the difference between the amount of consideration transferred and the net identifiable assets acquired.

3. Segment Information

The Company has four reportable operating segments: Retail, Potash, Nitrogen, and Phosphate and Sulfate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen, and Phosphate and Sulfate segments are differentiated by the chemical nutrients contained in the products that each produces.

In 2019, the Company’s Chief Operating Decision Maker under IFRS reassessed product groupings and decided to evaluate the performance of sulfate products as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment; therefore, future comparative figures will be restated for the change in the composition of the segments, which will result in an increase in the Nitrogen segment and a decrease in the Phosphate and Sulfate segment. For the year ended December 31, 2018, this change will be approximately $121, $42, and $69 in sales, gross margin and earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization (“EBITDA”), respectively.

	Three Months Ended December 31, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated

Sales – third party	$2,040	$648	$662	$412	$—	$—	$3,762
– intersegment	14	40	147	82	—	(283)	—
Sales – total	2,054	688	809	494	—	(283)	3,762
Freight, transportation and distribution	—	(51)	(90)	(62)	—	14	(189)
Net sales	2,054	637	719	432	—	(269)
Cost of goods sold	(1,392)	(271)	(503)	(411)	—	263	(2,314)
Gross margin	662	366	216	21	—	(6)	1,259
Selling expenses	(571)	(5)	(8)	(2)	7	—	(579)
General and administrative expenses	(27)	(2)	(3)	(3)	(43)	—	(78)
Provincial mining and other taxes	—	(56)	(1)	—	(1)	—	(58)
Other income (expenses)	18	(1)	1	(8)	(8)	—	2
Earnings (loss) before finance costs and income taxes	82	302	205	8	(45)	(6)	546
Depreciation and amortization	132	92	104	57	13	—	398
EBITDA [1]	$214	$394	$309	$65	$(32)	$(6)	$944

[1]	See a reconciliation and description of this non-IFRS measure in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

3. Segment Information (continued)

	Three Months Ended December 31, 2017
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated

Sales – third party	$383	$348	$350	$—	$—	$1,081
– intersegment	—	20	—	—	(20)	—
Sales – total	383	368	350	—	(20)	1,081
Freight, transportation and distribution	(36)	(32)	(48)	—	—	(116)
Net sales	347	336	302	—	(20)
Cost of goods sold [1]	(183)	(266)	(608)	—	20	(1,037)
Gross margin	164	70	(306)	—	—	(72)
Selling expenses	(1)	(3)	(1)	—	—	(5)
General and administrative expenses	(1)	(1)	(1)	(52)	—	(55)
Provincial mining and other taxes	(25)	—	—	—	—	(25)
Other expenses	(4)	(1)	(1)	(52)	—	(58)
Earnings (loss) before finance costs and income taxes	133	65	(309)	(104)	—	(215)
Depreciation and amortization	49	59	54	10	—	172
EBITDA	$182	$124	$(255)	$(94)	$—	$(43)

[1]	Included in the Phosphate and Sulfate segment is $276 of impairment of property, plant and equipment, related to the Aurora cash generating unit (“CGU”) and the White Springs and Feed Plants CGU.

	Twelve Months Ended December 31, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$12,620	$2,796	$2,651	$1,569	$—	$—	$19,636
– intersegment	50	220	566	328	—	(1,164)	—
Sales – total	12,670	3,016	3,217	1,897	—	(1,164)	19,636
Freight, transportation and distribution	—	(349)	(358)	(230)	—	73	(864)
Net sales	12,670	2,667	2,859	1,667	—	(1,091)
Cost of goods sold	(9,635)	(1,183)	(2,079)	(1,539)	—	1,056	(13,380)
Gross margin	3,035	1,484	780	128	—	(35)	5,392
Selling expenses	(2,303)	(14)	(32)	(10)	22	—	(2,337)
General and administrative expenses	(100)	(10)	(20)	(9)	(400)	—	(539)
Provincial mining and other taxes	—	(244)	(3)	(1)	(2)	—	(250)
Impairment of property, plant and equipment [1]	—	(1,809)	—	—	—	—	(1,809)
Other income (expenses)	75	(14)	8	(6)	(106)	—	(43)
Earnings (loss) before finance costs and income taxes	707	(607)	733	102	(486)	(35)	414
Depreciation and amortization	499	404	429	206	54	—	1,592
EBITDA	$1,206	$(203)	$1,162	$308	$(432)	$(35)	$2,006

[1]

After a strategic portfolio review was completed in 2018, it was determined the New Brunswick Potash operations would no longer be part of the Company’s medium-term or long-term strategic plans. As a result, the New Brunswick Potash operations will be taken out of care and maintenance and permanently shutdown. The decision was considered a significant change in the expected manner of use and the related assets were moved from the Potash CGU to the New Brunswick CGU. Indicators of impairment were identified and the Company conducted an impairment assessment of the New Brunswick CGU where the estimated recoverable amount was determined to be $50, based on fair value less costs of disposal. Since the estimated recoverable amount was lower than the carrying value, an impairment loss of $1,809 ($1,320 net of tax) was recorded in the Potash segment for the twelve months ended December 31, 2018.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

3. Segment Information (continued)

	Twelve Months Ended December 31, 2017
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$1,868	$1,395	$1,284	$—	$—	$4,547
– intersegment	—	74	—	—	(74)	—
Sales – total	1,868	1,469	1,284	—	(74)	4,547
Freight, transportation and distribution	(235)	(129)	(173)	—	—	(537)
Net sales	1,633	1,340	1,111	—	(74)
Cost of goods sold [1]	(829)	(1,084)	(1,477)	—	74	(3,316)
Gross margin	804	256	(366)	—	—	694
Selling expenses	(7)	(14)	(6)	(2)	—	(29)
General and administrative expenses	(7)	(4)	(4)	(170)	—	(185)
Provincial mining and other taxes	(146)	—	—	—	—	(146)
Other expenses	(19)	(3)	(4)	(99)	—	(125)
Earnings (loss) before finance costs and income taxes	625	235	(380)	(271)	—	209
Depreciation and amortization	232	203	220	37	—	692
EBITDA	$857	$438	$(160)	$(234)	$—	$901

[1]	Included in the Phosphate and Sulfate segment is $305 of impairment of property, plant and equipment, related to the Aurora CGU and the White Springs and Feed Plants CGU.

4. Other Income (Expenses)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Note 9)		(Note 9)
Merger and related costs	$(27)	$(51)	$(170)	$(84)
Gain on curtailment of defined benefit pension and other post-retirement benefit plans (“Curtailment Gain”)	6	—	157	—
Foreign exchange gain (loss)	8	1	10	(21)
Other income (expenses)	15	(8)	(40)	(20)
	$2	$(58)	$(43)	$(125)

5. Income Tax (Expense) Recovery

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the income (loss) from continuing operations for each jurisdiction.

Income Tax Related to Continuing Operations

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
Income tax (expense) recovery	$(106)	$153	$93	$183
Actual effective tax rate on ordinary earnings	28%	13%	72%	(7%)
Actual effective tax rate including discrete items	27%	56%	75%	n/m
Discrete tax adjustments that impacted the tax rate	$4	$118	$4	$185

n/m = not meaningful

The actual effective tax rate on ordinary earnings for the three months ended December 31, 2018 increased compared to the same period last year due to significantly higher earnings in high tax rate jurisdictions.

The actual effective tax rate on ordinary earnings for the twelve months ended December 31, 2018 increased compared to the same period last year. The impairment of the New Brunswick property, plant and equipment during third-quarter 2018 resulted in a 48 percentage point increase in the actual effective tax rate. In addition, there were significantly higher earnings in high tax rate jurisdictions in 2018 compared to 2017.

In the fourth quarter of 2017, a deferred tax recovery of $187 was recorded as a result of a federal income tax rate decrease pursuant to US tax reform legislation.

In the fourth quarter of 2017, a deferred tax expense of $68 was recorded to reflect Saskatchewan government legislation that reversed a provincial income tax rate decrease legislated earlier in the year. A $68 deferred tax recovery had been recorded in the second quarter of 2017 to reflect that rate decrease.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

6. Discontinued Operations

The Company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), ICL and Arab Potash Company (“APC”) were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger.

As of December 31, 2018, the Company completed all required divestitures as outlined below:

For the Twelve Months Ended	Proceeds [1]	Gain (Loss) on Sale	Gain (Loss) on Sale Net of Income taxes	AOCI	Net Earnings and Retained Earnings
Shares in SQM	$5,126	$4,278	$3,366	$—	$3,366
Shares in ICL	685	(19)	(19)	(19)	—
Shares in APC	501	121	126	—	126
Conda Phosphate Operations	98	—	—	—	—
Total Sale	$6,410	$4,380	$3,473	$(19)	$3,492

[1]	Proceeds are net of commissions.

Net Earnings from Discontinued Operations

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017 [1]	2018	2017 [1]
Gain on disposal of investments in SQM and APC	$3,558	$—	$4,399	$—
Dividend income of SQM, APC and ICL [2]	—	7	156	24
Share of earnings of SQM and APC [2]	—	36	—	151
Income tax (expense) recovery [3]	(652)	1	(951)	(2)
Net earnings from discontinued operations	$2,906	$44	$3,604	$173

Net Earnings per Share from Discontinued Operations
Basic	$4.75	$0.05	$5.77	$0.21
Diluted	$4.74	$0.05	$5.77	$0.21

[1]

Share of earnings, dividend income and associated income tax (expense) recovery pertaining to these investments were reclassified from earnings (loss) before income taxes and income tax (expense) recovery to net earnings from discontinued operations on the condensed consolidated statements of earnings (loss).

[2]

The Company’s investments in SQM and APC were classified as discontinued operations at December 1, 2017 and December 31, 2017, respectively, and, as a result, equity accounting in respect of these investments ceased after such dates.

[3]

For the three months ended December 31, 2018, income tax (expense) recovery is comprised of $(657) relating to the disposals of SQM shares, including the repatriation of the net proceeds, and $5 relating to earnings from discontinued operations relating to APC. For the twelve months ended December 31, 2018, income tax (expense) recovery is comprised of $(912) relating to the disposals of SQM shares, including the repatriation of the net proceeds, and $(39) relating to earnings from discontinued operations ($(18) for the planned repatriation of the remaining excess cash available in Chile, $(26) for the repatriation of dividend income received from SQM and $5 relating to APC).

Cash flows from Discontinued Operations

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
Cash provided by operating activities
Dividends from discontinued operations	$—	$43	$156	$176
Income tax related to the disposal of discontinued operations	(26)	—	(26)	—
Dividends from discontinued operations, net of tax	$(26)	$43	$130	$176

Cash provided by investing activities
Proceeds from disposal of discontinued operations [1]	$4,538	$—	$6,371	$—
Income tax related to the disposal of discontinued operations	(977)	—	(977)	—
Proceeds from disposal of discontinued operations, net of tax	$3,561	$—	$5,394	$—

[1]	Excludes a receivable of $39 to be collected in 2019.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

7. Consolidated Statements of Cash Flows

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Note 9)		(Note 9)
Reconciliation of cash provided by operating activities
Net earnings (loss)	$3,202	$(76)	$3,573	$327
Adjustments to reconcile net earnings (loss) to cash provided by operating activities
Gain on sale of investments in SQM and APC	(3,558)	—	(4,399)	—
Income tax related to the sale of the investment in SQM	977	—	977	—
Depreciation and amortization	398	172	1,592	692
Impairment of property, plant and equipment	—	276	1,809	305
Share-based compensation	(33)	2	116	11
Recovery of deferred income tax	(232)	(174)	(290)	(273)
Other long-term liabilities and miscellaneous	(30)	18	(188)	91
Subtotal of adjustments	(2,478)	294	(383)	826

Changes in non-cash operating working capital
Receivables	1,351	135	(153)	47
Inventories	(1,011)	(24)	(887)	(10)
Prepaid expenses and other current assets	(176)	(10)	561	(13)
Payables and accrued charges	1,080	62	(659)	48
Subtotal of changes in non-cash operating working capital	1,244	163	(1,138)	72
Cash provided by operating activities	$1,968	$381	$2,052	$1,225

Supplemental cash flows disclosure
Interest paid	$141	$65	$507	$198
Income taxes paid	$1,032	$16	$1,155	$83

8. Share Capital

Share repurchase program

On February 20, 2018, the Company’s Board of Directors approved a share repurchase program of up to five percent of the Company’s outstanding common shares over a one-year period through a normal course issuer bid. On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to eight percent of the Company’s outstanding common shares. Purchases under the normal course issuer bid will be made through open market purchases at market price as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Purchases of common shares commenced on February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the Company has acquired the maximum number of common shares allowable or the date on which the Company determines not to make any further repurchases.

The following table summarizes the Company’s share repurchases:

	Three Months Ended	Twelve Months Ended
	December 31	December 31
	2018	2018
Common shares repurchased for cancellation	4,122,274	36,332,197
Average price per share	$45.84	$50.97
Repurchase resulting in a reduction of:
Share capital	$114	$998
Contributed surplus [1]	—	23
Retained earnings [1]	75	831
Total Cost	$189	$1,852

[1]	The excess of net cost over the average book value of the shares.

As of February 5, 2019, an additional 5,617,962 common shares were repurchased for cancellation at a cost of $281 and an average price per share of $49.98.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

8. Share Capital (continued)

Anti-dilutive shares

The diluted weighted average shares calculation excluded 658,000 stock options and 137,000 equity-settled performance share units for the twelve months ended December 31, 2018, due to their anti-dilutive effect.

9. Comparative Figures

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien’s new method of presentation, comparative figures were reclassified as follows, with no impact to net earnings.

Condensed Consolidated Statements of Earnings

	Three Months Ended December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Cost of goods sold	$(1,043)	$6	$(1,037)
Selling and administrative expenses	(60)	60	—
Selling expenses	—	(5)	(5)
General and administrative expenses	—	(55)	(55)
Provincial mining and other taxes	(26)	1	(25)
Merger and related costs	(51)	51	—
Other expenses	—	(58)	(58)
	$(1,180)	$—	$(1,180)

	Twelve Months Ended December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Cost of goods sold	$(3,335)	$19	$(3,316)
Selling and administrative expenses	(214)	214	—
Selling expenses	—	(29)	(29)
General and administrative expenses	—	(185)	(185)
Provincial mining and other taxes	(151)	5	(146)
Merger and related costs	(84)	84	—
Other expenses	(17)	(108)	(125)
	$(3,801)	$—	$(3,801)

Condensed Consolidated Statement of Comprehensive Income (Loss)

	Three Months Ended December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$1	$(3)	$(2)
Cash flow hedges
Net fair value loss during the period	(9)	9	—
Reclassification of net gain to earnings	6	(6)	—
	$(2)	$—	$(2)

	Twelve Months Ended December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$3	$17	$20
Cash flow hedges
Net fair value loss during the period	(17)	17	—
Reclassification of net gain to earnings	34	(34)	—
	$20	$—	$20

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

9. Comparative Figures (continued)

Condensed Consolidated Statements of Cash Flows

	Three Months Ended December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$14	$(14)	$—
Asset retirement obligations and accrued environmental costs	4	(4)	—
Other long-term liabilities and miscellaneous	—	18	18
	$18	$—	$18

	Twelve Months Ended December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$64	$(64)	$—
Net undistributed earnings of equity-accounted investees	(1)	1	—
Asset retirement obligations and accrued environmental costs	7	(7)	—
Other long-term liabilities and miscellaneous	21	70	91
	$91	$—	$91

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(5)	$(41)	$(46)
Net loss on derivatives designated as cash flow hedges	(43)	43	—
Loss on currency translation of net foreign operations	—	(2)	(2)
	$(48)	$—	$(48)

Condensed Consolidated Balance Sheet

	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$166	$(166)	$—
Goodwill	—	97	97
Other intangible assets	—	69	69
	$166	$—	$166

Investments in equity-accounted investees	$30	$(30)	$—
Available-for-sale investments	262	(262)	—
Investments	—	292	292
	$292	$—	$292

Short-term debt and current portion of long-term debt	$730	$(730)	$—
Short-term debt	—	730	730
	$730	$—	$730

Payables and accrued charges	$807	$29	$836
Current portion of derivative instrument liabilities	29	(29)	—
	$836	$—	$836

Other non-current liabilities	$51	$35	$86
Derivative instrument liabilities	35	(35)	—
	$86	$—	$86

10. Subsequent Events

As of January 1, 2019, the Company adopted IFRS 16 “Leases” which will result in approximately $1 billion of leases being brought on the balance sheet as “right of use assets” and an equal amount recognized for lease obligations. The expected impact on net earnings is minimal, based on leases currently outstanding, as the adoption of the standard is expected to result in a decrease in lease expenses of $225 (cost of goods sold “COGS” of $145 and selling expenses and general and administrative expenses of $80), an increase in depreciation and amortization of $190 (COGS of $130 and selling expenses and general and administrative expenses of $60), and an increase in finance costs of $30. The expected impact on EBITDA is an increase of $225.

On February 5, 2019, Nutrien announced the planned acquisition of Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies for an estimated purchase price of $340. Closing of the transaction is subject to US regulatory approval and is expected to be completed in the first half of 2019.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [1]		(Nutrien) [1]
Retail Sales (US $ millions)
Crop nutrients	$917	$890	$4,577	$4,121
Crop protection products	644	712	4,862	4,937
Seed	103	107	1,687	1,628
Merchandise	179	187	734	683
Services and other	211	193	810	734
Sales	$2,054	$2,089	$12,670	$12,103

Retail Gross Margin (US $ millions)
Crop nutrients	$184	$168	$923	$848
Crop protection products	270	327	1,155	1,185
Seed	56	51	333	325
Merchandise	27	28	103	106
Services and other	125	121	521	482
Gross Margin	$662	$695	$3,035	$2,946

Crop Nutrients Sales Volumes (tonnes—thousands)
North America	1,543	1,791	8,547	8,373
International	447	429	2,142	1,829
Crop Nutrients Sales Volumes	1,990	2,220	10,689	10,202

Crop Nutrients Selling Price per Tonne
North America	$456	$404	$437	$414
International	479	386	395	356
Crop Nutrients Selling Price per Tonne	$461	$401	$428	$404

Crop Nutrients Gross Margin per Tonne
North America	$96	$76	$94	$91
International	80	75	57	45
Crop Nutrients Gross Margin per Tonne	$92	$76	$86	$83

Retail Store Sales Metrics (%)
Comparable store sales			1%	-%
Normalized comparable store sales [1]			(1)%	2%

Proprietary products sales as a percentage of product line sales
Crop nutrients	4%	4%	8%	9%
Crop protection products	19%	20%	26%	25%
Seed	17%	19%	25%	25%
All Products	9%	10%	16%	17%

Retail Financial Measures (%)

		Rolling four quarters December 31, 2018 [2]
	Target	Actuals
EBITDA to sales	10%	10%
Average working capital to sales	19%	21%
Cash operating coverage ratio	59%	59%

[1]

Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations. Normalized comparable store sales is considered a non-IFRS measure. See reconciliations and descriptions of this non-IFRS measure in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

[2]

Average working capital to sales and cash operating coverage ratio are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [1]		(Nutrien) [1]

Potash Sales Volumes (tonnes –thousands)
Manufactured Product
North America	731	896	4,693	4,535
Offshore	2,126	1,631	8,326	7,193
Sales Volumes – Manufactured	2,857	2,527	13,019	11,728

Potash Net Sales (US $ millions)
Manufactured Product
North America	$177	$184	$1,007	$881
Offshore	459	275	1,657	1,167
Other potash and purchased products	1	4	3	9
Net Sales	$637	$463	$2,667	$2,057

Manufactured Product
Net Selling Price per Tonne
North America	$242	$207	$214	$194
Offshore	$216	$168	$199	$162
Average	$223	$182	$205	$175
Cost of Goods Sold per Tonne	$(95)	$(101)	$(91)	$(95)
Gross Margin per Tonne	$128	$81	$114	$80
Depreciation and Amortization per Tonne	$32	$32	$31	$29
Gross Margin excluding Depreciation and Amortization per Tonne [1]	$160	$113	$145	$109

Potash Cash Cost of Product Manufactured per Tonne [1]	$67	$69	$60	$66

[1]

Combined historical financial results of legacy PotashCorp and legacy Agrium, gross margin excluding depreciation and amortization, and Potash cash cost of product manufactured are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [1]		(Nutrien) [1]

Average Natural Gas Cost in Production per MMBtu	$3.01	$3.06	$2.83	$3.04
Nitrogen Sales Volumes (tonnes – thousands)
Manufactured Product
Ammonia	808	801	3,330	3,404
Urea	687	583	3,003	2,641
Solutions and nitrates	939	986	3,925	3,808
Sales Volumes – Manufactured	2,434	2,370	10,258	9,853

Fertilizer	1,254	1,227	5,340	5,093
Industrial and Feed	1,180	1,143	4,918	4,760
Sales Volumes – Manufactured	2,434	2,370	10,258	9,853

Nitrogen Net Sales (US $ millions)
Manufactured Product
Ammonia	$235	$208	$903	$911
Urea	231	159	895	672
Solutions and nitrates	159	149	644	594
Other nitrogen and purchased products	94	101	417	462
Net Sales [1]	$719	$617	$2,859	$2,639

Fertilizer	$338	$271	$1,359	$1,154
Industrial and Feed	287	245	1,083	1,023
Other nitrogen and purchased products	94	101	417	462
Net Sales	$719	$617	$2,859	$2,639

Manufactured Product
Net Selling Price per Tonne
Ammonia	$290	$256	$271	$267
Urea	$337	$272	$298	$254
Solutions and nitrates	$169	$151	$164	$156
Average	$257	$217	$238	$221
Fertilizer	$270	$219	$254	$226
Industrial and Feed	$243	$213	$220	$215
Average	$257	$217	$238	$221
Cost of Goods Sold per Tonne	$(175)	$(174)	$(168)	$(170)
Gross Margin per Tonne	$82	$43	$70	$51
Depreciation and Amortization per Tonne	$43	$34	$42	$30
Gross Margin excluding Depreciation and Amortization per Tonne [1]	$125	$77	$112	$81

Urea Controllable Cash Cost of Product Manufactured per Tonne [1]	$76	$79	$72	$76

[1]

Combined historical financial results of legacy PotashCorp and legacy Agrium, gross margin excluding depreciation and amortization, and urea controllable cash cost of product manufactured are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [1]		(Nutrien) [1]

Phosphate and Sulfate Sales Volumes (tonnes – thousands)
Manufactured Product
Fertilizer	601	629	2,425	2,285
Industrial and Feed	207	205	847	868
Ammonium sulfate	77	61	340	345
Sales Volumes – Manufactured	885	895	3,612	3,498

Phosphate and Sulfate Net Sales (US $ millions)
Manufactured Product
Fertilizer	$255	$219	$995	$800
Industrial and Feed	106	99	424	423
Ammonium sulfate	21	14	85	81
Other phosphate and purchased products	50	13	163	53
Net Sales	$432	$345	$1,667	$1,357

Manufactured Product
Net Selling Price per Tonne
Fertilizer	$423	$348	$410	$350
Industrial and Feed	$513	$485	$500	$487
Ammonium sulfate	$267	$236	$250	$235
Average	$431	$372	$416	$373
Cost of Goods Sold per Tonne	$(406)	$(694)	$(381)	$(457)
Gross Margin per Tonne	$25	$(322)	$35	$(84)
Depreciation and Amortization per Tonne	$65	$66	$57	$68
Gross Margin excluding Depreciation and Amortization per Tonne [1]	$90	$(256)	$92	$(16)

[1]

Combined historical financial results of legacy PotashCorp and legacy Agrium and gross margin excluding depreciation and amortization are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Additional Data

(unaudited)

Exchange Rate (Cdn$/US$)

			2018	2017

December 31			1.3642	1.2545
Fourth-quarter average conversion rate			1.3148	1.2552

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [4]		(Nutrien) [4]

Production
Potash production (Product Tonnes – thousands)	3,039	3,082	12,842	12,224
Potash shutdown weeks [1]	7	15	39	39
Nitrogen production (Ammonia Tonnes – thousands)	1,547	1,488	6,372	6,004
Ammonia operating rate [2]	87%	84%	92%	86%
Phosphate production (P2O5 Tonnes – thousands) [3]	485	463	1,851	1,699
Phosphate P2O5 operating rate [3]	94%	90%	90%	83%

[1]	Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
[2]	Excludes Trinidad and Joffre.
[3]	Excludes Geismar phosphate.
[4]	Amount presented is the combined historical financial results of legacy PotashCorp and legacy Agrium.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

The Company uses both IFRS and certain non-IFRS measures to assess operational performance, to evaluate liquidity and financial strength, as a valuation measurement and/or as a component of employee remuneration. Non-IFRS measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes these non-IFRS measures provide transparent and useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

The following outlines the Company’s non-IFRS financial measures, their definitions, why management uses each measure and contains reconciliations to the most directly comparable measure under IFRS.

Adjusted net earnings (and the related per share amounts)

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations and net earnings (loss) per share.

Definition: Net earnings (loss) from continuing operations before purchase price allocation (“PPA”), impairment, Merger and related costs, share-based compensation, Curtailment Gain and dividend income from discontinued operations net of tax.

Why the Company uses the measure and why it is useful to investors: Focuses on the performance of the Company’s day-to-day operations excluding the effects of non-operating items.

The reconciliation of adjusted net earnings (and the related per share amounts) is included on page 2.

EBITDA, Adjusted EBITDA and Potash Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization, impairment, Merger and related costs, share-based compensation and Curtailment Gain.

Why the Company uses the measure and why it is useful to investors: As a valuation measurement, it excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations, and as a measure of the Company’s ability to service debt and to meet other payment obligations.

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [1]		(Nutrien) [1]
Net earnings (loss) from continuing operations	$296	$(93)	$(31)	$656
Finance costs	144	136	538	515
Income tax expense (recovery)	106	(143)	(93)	20
Depreciation and amortization	398	310	1,592	1,221
EBITDA	$944	$210	$2,006	$2,412
Impairment of property, plant and equipment	—	276	1,809	305
Merger and related costs	27	103	170	178
Share-based compensation	(33)	34	116	92
Curtailment Gain	(6)	—	(157)	—
Adjusted EBITDA	$932	$623	$3,944	$2,987

[1] Amount presented is the combined historical financial results of legacy PotashCorp and legacy Agrium.
	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [1]		(Nutrien) [1]
Potash EBITDA	$394	$248	$(203)	$1,083
Impairment of property, plant and equipment	—	—	1,809	—
Potash Adjusted EBITDA	$394	$248	$1,606	$1,083

[1]	Amount presented is the combined historical financial results of legacy PotashCorp and legacy Agrium.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

Free cash flow

Most directly comparable IFRS financial measure: Cash provided by operating activities.

Definition: Cash provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for the Company’s facilities.

Why the Company uses the measure and why it is useful to investors: To evaluate liquidity and financial strength, and as a component of employee remuneration calculations. It is also useful as an indicator of the Company’s ability to service debt, meet other payment obligations and make strategic investments. Free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [1]		(Nutrien) [1]
Cash provided by operating activities	$1,968	$1,979	$2,052	$2,568
Cash provided by operating activities from discontinued operations	26	(57)	(130)	(200)
Sustaining capital expenditures	(347)	(345)	(1,085)	(1,018)
Changes in non-cash operating working capital	(1,244)	(1,501)	1,138	(57)
Free cash flow	$403	$76	$1,975	$1,293

[1]	Amount presented is the combined historical financial results of legacy PotashCorp and legacy Agrium.

Retail average working capital to sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by sales for the last four rolling quarters.

Why the Company uses the measure and why it is useful to investors: To evaluate Retail operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended December 31, 2018
	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Average/Total
Working capital	$1,781	$3,170	$3,633	$2,312	$2,724
Sales	2,099	6,342	2,175	2,054	12,670

Average working capital to sales %					21%

Retail cash operating coverage ratio

Most directly comparable IFRS financial measure: Retail expenses below gross margin as a percentage of Retail gross margin.

Definition: Retail gross margin less depreciation and amortization, loss (earnings) before finance costs and income taxes (“EBIT”) and Merger-related adjustments, divided by gross margin excluding depreciation and amortization expense in cost of goods sold.

Why the Company uses the measure and why it is useful to investors: To understand the costs and underlying economics of the Company’s Retail operations and to assess the Company’s Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended December 31, 2018
	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Total

Gross margin	$408	$1,432	$533	$662	$3,035
Depreciation and amortization in cost of goods sold	2	2	1	2	7
Gross margin excluding depreciation and amortization	$410	$1,434	$534	$664	$3,042
EBIT	(133)	764	(6)	82	707
Depreciation and amortization	123	122	122	132	499
Merger-related adjustments [1]	14	12	6	8	40
Operating expenses excluding depreciation and amortization and Merger-related adjustments	$406	$536	$412	$442	$1,796

[1] Adjusted for the impact of Merger-related adjustments.

Cash operating coverage ratio (%)					59%

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

Retail normalized comparable store sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Retail normalized comparable store sales is determined by adjusting prior year comparable store sales for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. The Company retains sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless the Company plans to exit the market area or is unable to economically or logistically serve it. The Company does not adjust for temporary closures, expansions or renovations of stores.

Why the Company uses the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Included are locations owned by the Company for more than 12 months.

	Twelve Months Ended
	December 31
	2018	2017
		(Nutrien) [1]
Sales from comparable base
Current year	$12,253	$11,782
Prior year	12,103	11,766
Comparable store sales (%)	1%	-%
Prior period normalized for benchmark prices and foreign exchange rates	12,363	11,509
Normalized comparable store sales (%)	(1)%	2%

[1]	Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations.

Gross margin excluding depreciation and amortization per tonne

Most directly comparable IFRS financial measure: Gross margin per tonne.

Definition: Gross margin less depreciation and amortization per tonne.

Why the Company uses the measure and why it is useful to investors: Focuses on the performance of the Company’s day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

The reconciliation of gross margin per tonne to gross margin excluding depreciation and amortization per tonne for the Company’s nutrients are included in the Selected Financial Data section.

Potash cash cost of product manufactured (“COPM”)

Most directly comparable IFRS financial measure: COGS.

Definition: Cash COPM is calculated as COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why the Company uses the measure and why it is useful to investors: To assess operational performance. Cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of the Company’s day-to-day operations.

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [1]		(Nutrien) [1]
Total COGS - Potash	$271	$259	$1,183	$1,124
Change in inventory	33	50	(5)	36
Other adjustments	(4)	6	(14)	20
Total COPM	$300	$315	$1,164	$1,180
Depreciation and amortization in COPM	(98)	(102)	(391)	(378)
Cash COPM	$202	$213	$773	$802
Production (tonnes - thousands)	3,039	3,082	12,842	12,224
Potash cash COPM per tonne	$67	$69	$60	$66

[1]	Amount presented is the combined historical financial results of legacy PotashCorp and legacy Agrium.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

Urea controllable cash COPM

Most directly comparable IFRS financial measure: COGS.

Definition: Urea controllable cash COPM is calculated as total COGS for the Nitrogen segment excluding depreciation and amortization expense, cash COGS for products other than urea, urea change in inventory and other adjustments, and urea natural gas and steam costs divided by the urea production tonnes for the period.

Why the Company uses the measure and why it is useful to investors: To assess operational performance. Cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of the Company’s day-to-day operations.

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2018	2017	2018	2017
		(Nutrien) [1]		(Nutrien) [1]
Total COGS – Nitrogen	$503	$501	$2,079	$2,084
Nitrogen depreciation and amortization	(104)	(81)	(429)	(291)
Cash COGS for products other than urea	(308)	(336)	(1,251)	(1,421)
Urea
Total cash COGS	$91	$84	$399	$372
Change in inventory and other adjustments	17	13	70	52
Total cash COPM	$108	$97	$469	$424
Natural gas and steam costs	(50)	(45)	(221)	(205)
Controllable cash COPM	$58	$52	$248	$219
Production (tonnes – thousands)	763	660	3,422	2,891
Urea controllable cash COPM per tonne	$76	$79	$72	$76

[1]	Amount presented is the combined historical financial results of legacy PotashCorp and legacy Agrium.

Combined historical results of PotashCorp and Agrium for the year ended December 31, 2017

Most directly comparable IFRS financial measure: As the continuing reporting entity under IFRS, the audited annual financial statements of PotashCorp for the year ended December 31, 2017 are the IFRS comparative figures.

Definition: The combined historical results for Nutrien were calculated by adding the historical IFRS financial statements prepared by PotashCorp and Agrium and then eliminating intercompany transactions and reclassifying line items to conform with Nutrien’s financial statement presentation. This combined historical information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, adjustments related to the PPA and the impact of discontinued operations.

Why the Company uses the measure and why it is useful to investors: It provides a measure of what the combined results may have been had the Merger been completed on January 1, 2017.

The combined historical information may differ from the Nutrien pro forma earnings presented in the Company’s business acquisition report dated February 20, 2018 as the pro forma information therein required certain adjustments under applicable securities laws and accounting standards that the Company believes do not provide as useful a measure as the combined historical financial information. The primary differences in the statement of earnings were the pro forma finance costs were reduced by the amortization of the change in carrying amount of Agrium’s debt resulting from the PPA adjustments and the pro forma other expenses were adjusted to remove any Merger-related costs. There were no comparable adjustments in the combined historical financial results of PotashCorp and Agrium.

Refer to the Appendix starting on page 33 of the Company’s first quarter financial statements for the Nutrien combined historical statements of earnings and EBITDA for the three and twelve months ended December 31, 2017.